UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Seritage Growth Properties
(Name of Issuer)

Class A Common Shares
(Title of Class of Securities)

81752R100
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

CUSIP No.	Page 2 of 5 Pages
81752R100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BloombergSen Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
963,425

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
963,425

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
963,425

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No.	Page 3 of 5 Pages
81752R100

Item 1.	(a)	Name of Issuer:
Seritage Growth Properties

	(b)	Address of Issuer’s Principal Executive Offices:

500 Fifth Avenue, Suite 1530 New York, NY 10110

Item 2.	(a)	Name of Persons Filing:
BloombergSen Inc.

	(b)	Address of Principal Business Office or, if none, Residence :

77 King Street West, Suite 4220 TD North Tower P.O. Box 135 Toronto, Ontario Canada A6 M5K

	(c)	Citizenship:

Canadian

	(d)	Title of Class of Securities:
Class A Common Shares

	(e)	CUSIP Number: 81752R100

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

CUSIP No.	Page 4 of 5 Pages
81752R100

(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).

(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________________

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:
963,425

	(b)	Percent of Class:
2.5%

	(c)	Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote:
963,425

(ii) shared power to vote or direct the vote:
0

(iii) sole power to dispose or direct the disposition of:
963,425

(iv) shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

CUSIP No.	Page 5 of 5 Pages
81752R100

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2021

By:	/s/ Sarah Shin
Name:	Sarah Shin
Title:	CCO